February 12, 2021

VIA EDGAR

Christopher R. Bellacicco Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-8030

Re: ASYMmetric ETFs Trust, File Nos. 811-23622; 333-250955 Registration Statement on Form N-1A

Dear Mr. Bellacicco:

The following are responses by and on behalf of ASYMmetric ETFs Trust (“Registrant”) to the comments received from you on December 23, 2020, regarding the Registration Statement on Form N-1A (“Registration Statement”) for the ASYMshares® ASYMmetric 500 ETF (the “Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on November 25, 2020. The Registrant is filing this response in conjunction with filing the Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”). Your comments and the Registrant’s responses are set forth below. Defined terms used but not defined herein have the respective meanings assigned to them in the Pre-Effective Amendment.

Prospectus

Fees and Expenses (page 1)

1.	The second sentence in this section states that “[i]nvestors purchasing Shares in the secondary market may pay costs (including customary brokerage commissions) charged by their broker.” Please add disclosure indicating that these costs are not reflected in the fee table or example below. See Instr. 1(e)(i) to Item 3 of Form N-1A.

RESPONSE: The Registrant added the requested disclosure.

2.	The staff notes that the Fund may invest in other investment companies as a non-principal investment strategy. If the acquired fund fees and expenses (“AFFE”) from such investments exceed 0.01% of the average net assets of the Fund, please include AFFE as a separate line item in the fee table. See Instr. 3(f)(i) to Item 3 of Form N-1A.

RESPONSE: AFFE attributable to the Fund’s investments in other investment companies is not estimated to exceed 0.01% of the average net assets of the Fund. Consequently, this line item is not required to be included in the fee table.

3.	It appears that the Fund may engage in short selling as part of its principal investment strategy. Please confirm that expenses such as dividends paid on stocks sold short are included in the “Other Expenses” line item of the fee table or include such expenses as a separate line item in the fee table.

RESPONSE: The Adviser has determined that, as a principal investment strategy, in order to replicate the Short Book of the ASYMmetric 500 Index (the “Index”), the Fund will invest in cash-settled futures on the SPDR S&P 500 ETF Trust (“SPY”) or on the S&P 500 Index and, to a lesser extent, in cash-settled cleared swaps, options and short sales. Presently, the Fund does not anticipate engaging in short sales transactions. Accordingly, costs associated with securities sold short are not expected to exceed one basis point in the foreseeable future. Consequently, the “Other Expenses” line item in the fee table does not include expenses for dividends paid on stocks sold short. If short sale costs exceed one basis point, these costs will be included in the fee table as requested by the Staff.

Principal Investment Strategies (pages 4-6)

4.	Please provide the staff with the index methodology for the ASYMmetric 500 Index. Note that the staff may have additional comments upon reviewing the methodology.

RESPONSE: The Registrant has provided the Handbook for the Underlying Index supplementally to the Staff.

5.	The first three bullet points on page four refer to “realized volatility.” Please disclose in plain English what is meant by “realized” volatility and how this differs from volatility.

RESPONSE: The Registrant included a plain English definition of “realized volatility” in the disclosure.

6.	The second sentence of the fourth paragraph on page four states that “[t]he lowest volatility securities from each sector are selected and then equal weighted within each sector.” Please clarify how the lowest volatility securities are selected. For example, is there is specific volatility limit the Fund considers or a set number of securities the Fund will select from each sector?

RESPONSE: The Registrant revised the disclosure to clarify how the lowest volatility securities are selected.

7.	The third paragraph on page five states that “[t]he market is in a Risk-On environment when the market is technically trending up, above its 200-business day moving average, and volatility is low.” Please disclose what is meant by “technically” trending up.

RESPONSE: The Registrant does not believe the word “technically” is material with respect to this comment and, therefore, has deleted it from the disclosure.

8.	The staff finds the first table on page five confusing. Why are the terms “Risk-On” and “Risk-Off” used for the Inertia and Panic Indicators? Should the rows in the Inertia Indicator column instead indicate “trending up” or “trending down?” Similarly, should the rows in the Panic Indicator column instead indicate “low realized volatility” or high realized volatility?”

RESPONSE: The Registrant revised the table to provide additional clarity in response to the Staff’s comment.

9.	The second table on page five indicates that in a Risk-Off environment, the Fund will have a net exposure of -25%. Please explain why having a negative net exposure does not raise concerns similar to those in the context of inverse ETFs.

RESPONSE: An inverse ETF is an ETF that seeks, directly or indirectly, to provide investment returns that have an inverse relationship to the performance of a market index, over a predetermined period of time. See Rule 6c-11(c)(4) under the 1940 Act. Inverse ETFs rebalance their portfolios on a daily or other periodic basis in order to maintain a constant leverage ratio. The use of leverage along with the frequent periodic rebalancing, and the resulting effects of return compounding, can result in performance that differs significantly from the performance of the underlying index. The length of an investor’s holding period and the volatility of the underlying index increases the compounding effect. In contrast to an inverse ETF, the Fund uses derivatives as part of its broader hedging investment strategy. The Fund’s potential net exposure of -25% is reflective of this hedging strategy and the increase of the short position to this net exposure is only triggered when market conditions warrant it, as determined by the Index. Additionally, even when the net exposure is -25%, the Fund will still have long exposure and a cash position, which poses little to no risk of the Fund losing all of its value. Finally, the same compounding risks are not present for the Fund because, unlike inverse ETFs, the Fund rebalances on the same schedule as its Index.

Principal Investment Risks (pages 6-9)

10.	Shorting Risks (page 7). Please disclose that, unlike with long positions, losses on short positions could be much greater if the value of the security that the Fund is shorting increases.

RESPONSE: The Registrant included the suggested changes in the “Shorting Risks” disclosure.

11.	Index Calculation Methodology Risk (page 7). Consider adding disclosure discussing the Index Provider’s lack of experience.

RESPONSE: Registrant respectfully declines to add disclosure about the Index Provider’s lack of experience because the index provider and its affiliates have has successfully operated the Index since 2017. The Index Provider’s affiliates, which are operated by the same personnel that operate the Index Provider, have been creating and maintaining rules-based investment indices since 2011 for third-party sponsors of ETFs and exchange-traded notes. Furthermore, the Index Provider has retained Solactive AG (“Solactive”), a professional calculator of indices, to calculate the Index. Given the Index’s history and the involvement of Solactive, the Registrant believes that the Index Provider has significant experience in operating the Index.

12.	Interest Rate Risk (page 7). Consider referencing the current low interest rate environment and what impact this may have on the Fund.

RESPONSE: The Registrant revised the “Interest Rate Risk” disclosure to include the suggested information.

13.	New Fund Risk (page 9). The disclosure in this risk states that the Fund is nondiversified. However, the disclosure on page 18 of the prospectus and page four of the Statement of additional Information indicates that the Fund is diversified. Please reconcile this discrepancy.

RESPONSE: The Registrant revised the “New Fund Risk” disclosure on page 10 to indicate that the Fund is diversified.

Purchase and Sale of Fund Shares (page 10)

14.	The disclosure in this section states that “[t]he Fund generally will issue or redeem Creation Units in return for a designated portfolio of securities (and an amount of cash) that the Fund specifies each day.”

a.	Please explain what this “designated portfolio of securities” will look like when the Fund is actively using short positions. For example, will the portfolio consist mostly of cash in this situation?

RESPONSE: As noted above, the Fund does not intend to invest principally in short sales at this time. Instead, the Adviser anticipates for the foreseeable future that the Fund will utilize cash-settled futures contracts to replicate the Short Book of the Index. Therefore, an increase or decrease of the Short Book of the Fund is generally reflected in the Fund’s portfolio as a commensurate increase or decrease in futures exposure. The Fund’s Long Book composition will attempt to mirror the Index’s Long Book composition. When the Index is in a Risk-On environment, the Fund’s Long Book position will be up to 100% invested in equity securities. When a Risk-Elevated or Risk-Off market environment is indicated, the Fund’s Long Book position will include a cash component and securities component. The percentage amount of cash in these conditions is 100% less the indicated Long Book weight. For example, 100% less 35% equals a 65% cash position, during a Risk-Elevated market environment, in the Fund’s Long Book. For a Risk-Off market environment, the Fund’s Long Book components are 20% securities and 80% cash. Such Fund portfolio cash position, if any, will be represented as a cash amount of each creation/redemption basket, and is considered to be distinct from any cash balancing amount required to settle a creation or redemption transaction. Further, such cash position amount in a creation or redemption basket is not representative of cash in lieu of a security’s delivery since it is referenced to the cash held in the Fund’s portfolio. Thus, the Fund’s creation and redemption baskets will always contain (1) a proportionate slice of the Fund’s Long Book securities, (2) a proportionate slice of the Fund’s Long Book cash, if any, replicating the Index’s Long Book cash component, and (3) a cash balancing amount. Opening new futures positions upon a creation transaction does not require a cash purchase price outlay. Cash and/or equity securities will be posted to meet the Fund’s margin requirements. Margin cash will be sourced from the portfolio’s cash position or, if needed, liquidation of Long Book equity positions. Closing existing futures positions upon a redemption transaction will result in the flow of funds reflective of the gains or losses to the Fund on such closed futures in order to achieve the requisite net asset value of the redeemed shares.

b.	Consider adding disclosure that tax and trading efficiencies may be less than expected when the Fund is in this short position posture.

RESPONSE: Disclosure has been added to describe a potential tax inefficiency arising from gain recognition on the Short Book since in-kind transactions are not possible for the Fund’s Short Book. The Registrant does not believe that there are any other tax or trading inefficiencies associated with the Fund’s Short Book exposures. In fact, the Short Book exposure of the Fund through futures contacts entails a great deal of efficiency by dispensing with costs associated with dividends on securities sold short and the financing costs attendant to borrowing securities sold short, especially where the Index does not experience such costs from its hypothetical short sales.

Description of the Principal Strategies of the Fund (pages 11-14)

15.	The strategy disclosed here in response to Item 9 of Form N-1A is identical to the strategy provided earlier in the prospectus in response to Item 4. Please note that the principal investment strategy disclosure required by Item 9 should expand upon the summary. Consider whether the Item 9 strategy disclosure provided is comprehensive or whether additional disclosure may be appropriate.

RESPONSE: The Registrant has revised the Item 9 strategy disclosure to expand upon the principal investment strategy.

16.	Given the complexity of the principal investment strategy, please add an additional example to the “Risk Adjusted Exposure” table at the bottom of page 13. Note that this comment applies only to the Item 9 disclosure.

RESPONSE: The Registrant has added another example as the Staff recommends.

Additional Investment Strategies (page 14)

17.	The second paragraph in this section states that “[t]he Fund may invest up to 20% of its assets in swaps, futures contracts or options contracts as well as cash and cash equivalents, and securities, including securities of other ETFs and investment companies not included in the Index, but which the Adviser believes will help the Fund track the Index.” Please note that, depending upon the level of investment in these types of securities, it may be appropriate to include them as part of the Fund’s principal investment strategy.

RESPONSE: The Registrant has revised the disclosure to indicate that, as a principal investment strategy, to replicate the Index’s Short Book, the Fund will invest in cash-settled futures on SPY or on the S&P 500 Index and, to a lesser extent, in cash-settled cleared swaps, options and short sales in order to replicate the index’s Short Book. The Registrant revised the disclosure in the “Additional Investment Strategies” accordingly.

Statement of Additional Information

Investment Policies

18.	The staff notes that the Fund appears to reserve freedom to concentrate to approximately the same extent that the Index concentrates. The staff’s position is that funds generally may not reserve freedom to concentrate. Please explain why the Fund should be permitted to do so here.

RESPONSE: The Registrant believe that the proposed concentration policy complies with Section 8(b) of the Investment Company Act of 1940 (the “1940 Act”) because it specifically discloses the conditions under which the Fund would concentrate its investments in an industry or group of industries. The Staff has permitted funds to reserve flexibility to concentrate in an industry or group of industries if the Fund’s policy discloses the specific conditions under which any changes to concentration will be made. See e.g., Guide 19 to Form N-1A and First Australia Fund, Inc., SEC No-Action Letter (July 29, 1999). The Fund is not reserving freedom to concentrate in an industry or group of industries in terms of investment discretion, such as an actively-managed fund’s investment adviser may determine to do in order to achieve a certain investment result. Rather, as an index-based ETF, the Fund will only concentrate to the extent necessary to ensure that it will not be forced to deviate from its investment objective to track the performance of its Underlying Index.

Part C

19.	Please include the Index license or sublicense agreement to which the Fund is a party as an exhibit to the registration statement, if applicable, as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A.

RESPONSE: The Registrant has filed the Index Sublicense Agreement to which the Fund is a party as an exhibit to the Pre-Effective Amendment.

* * * * *

If you have any questions regarding the matters discussed above, please do not hesitate to call me directly at 212-536-3988, or, in my absence, Alyssa Sherman at 202-778-9478.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (with Encl.):	Darren Schuringa,
Alyssa Sherman,
Scott Clark,
Aaron Berson